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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             _____________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 5)(1)

                                 AUTOZONE, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                  053332-10-2
                                 (CUSIP Number)



(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.  053332-10-2                  13G            PAGE  2  OF  6  PAGES
         ---------------------                              ---    ---

   1.     Names of Reporting Persons
          S.S. or I.R.S. Identification No. of Above Persons

             KKR ASSOCIATES, L.P.
          ---------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3.     SEC Use Only

          ---------------------------------------------------------------------

   4.     Citizenship or Place of Organization

             NEW YORK
          ---------------------------------------------------------------------

                        5.     Sole Voting Power
  Number of                       9,680,894
   Shares              --------------------------------------------------------
 Beneficially           6.     Shared Voting Power
  Owned By                        10,227,594
    Each               --------------------------------------------------------
  Reporting             7.     Sole Dispositive Power
 Person With                      9,680,894
                       --------------------------------------------------------
                        8.     Shared Dispositive Power
                                  10,227,594
                       --------------------------------------------------------

   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

             19,908,488
          ---------------------------------------------------------------------

  10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain
          Shares                                                         [   ]

          ---------------------------------------------------------------------

  11.     Percent of Class Represented by Amount in Row (9)

             13.2%
          ---------------------------------------------------------------------

  12.     Type of Reporting Person

             PN
          ---------------------------------------------------------------------
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ITEM 1.

         (A)     NAME OF ISSUER:

                          AutoZone, Inc.

         (B)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                          123 Front Street
                          Memphis, Tennessee 38103

ITEM 2.

         (A)     NAME OF PERSON FILING:

                          KKR Associates, L.P.

         (B)     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                          9 West 57th Street
                          New York, New York 10019

         (C)     CITIZENSHIP:

                          New York

         (D)     TITLE OF CLASS OF SECURITIES:

                          Common Stock, par value $.01 per share

         (E)     CUSIP NUMBER:

                          053332-10-2

ITEM 3.  Not applicable

ITEM 4.  OWNERSHIP

         (A)     AMOUNT BENEFICIALLY OWNED:

                          As of December 31, 1996, KKR Associates, L.P., a New York limited partnership, was the record owner of 9,680,894 shares of AutoZone, Inc. KKR Associates, L.P. is the sole general partner of Pittco Associates, L.P., a Delaware limited partnership, Pittco Associates II, L.P., a Delaware limited partnership, and KKR Partners II, L.P., a Delaware limited partnership, in which capacity it may be deemed to be the beneficial owner of the shares of AutoZone, Inc. common stock beneficially owned by Pittco Associates, L.P., Pittco Associates II, L.P. and KKR Partners II, L.P. As of December 31, 1996, (i) Pittco Associates, L.P. was the record owner of 9,387,317 shares of common stock of AutoZone, Inc.; (ii) Pittco Associates II, L.P. was the record owner of 708,227 shares of common stock of AutoZone, Inc.; and (iii) KKR Partners II, L.P. was the record owner of 132,050 shares of common stock of AutoZone, Inc.





                               Page 3 of 6 pages
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                 Henry R. Kravis, George R. Roberts, Paul E. Raether, Robert I.
                 MacDonnell, Michael W. Michelson, James H. Greene, Jr.,
                 Michael T. Tokarz, Edward A. Gilhuly, Perry Golkin, Clifton S. Robbins and Scott Stuart are the general partners of KKR Associates, L.P., and Messrs. Kravis and Roberts are also the members of the Executive Committee of KKR Associates, L.P., and in such capacity may be deemed to share beneficial ownership of any shares of common stock of AutoZone, Inc. beneficially owned or deemed to be beneficially owned by KKR Associates, L.P., but disclaim any such beneficial ownership.

         (B)     PERCENT OF CLASS:

                          13.2%

         (C)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                 (i)      Sole power to vote or direct the vote:

                                  9,680,894

                 (ii)     Shared power to vote or to direct the vote:

                                  10,227,594

                 (iii) Sole power to dispose or to direct the disposition of:

                                  9,680,894

                 (iv) Shared power to dispose or to direct the disposition of:

                                  10,227,594

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                 Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                 Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                 Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                 Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                 Not applicable.





                               Page 4 of 6 pages
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ITEM 10.         CERTIFICATION

                 Not applicable.





                               Page 5 of 6 pages
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                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1997


                                            KKR ASSOCIATES, L.P.



                                            By: /s/ Edward A. Gilhuly
                                                -------------------------------
                                                  Name:       Edward A. Gilhuly
                                                  Title:      General Partner





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